November 25, 2013

VIA EDGAR AND FACSIMILE

Loan Lauren P. Nguyen, Esq.
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

Re:	Stratus Media Group, Inc. Preliminary Information Statement on Schedule 14C (the “Initial Statement”) Filed October 31, 2013 File No. 000-24477

Dear Ms. Nguyen:

This is in response to your November 18, 2013 letter to Stratus Media Group, Inc. (the “Company”).

We have reproduced below the text of your comments, followed in bold face by our responses. The numbered paragraphs below correspond to the numbered paragraphs in your letter. Please note that concurrently with the filing of this of this letter, the Company is filing Amendment No. 1 to the Schedule 14C (the “Amendment”) as discussed below.

Preliminary Information Statement on Schedule 14C

General

1. We note that you will not have sufficient shares to complete the transactions to the extent that they require the immediate issuance of common shares. In this regard, it appears that the proposed reverse stock split and private placements are related to your proposed acquisitions of Canterbury/Hygeia and Histogen. In light of your proposed actions to effectively increase your authorized common stock by means of the reverse split and thereafter use the additional authorized shares for the purposes you describe, please revise your information statement to provide all of the information required by Item 14 of Schedule 14A including, if applicable, the financial information required by Item 13 and Item 14. Alternatively, tell us in your response letter why you believe you are not required to provide some or all of this information. See Item 1 of Schedule 14C and Note A of Schedule 14A.

Loan Lauren P. Nguyen
Special Counsel
U.S. Securities and Exchange Commission

November 25, 2013

COMPANY RESPONSE:

The Company believes that it is not required to provide the information requested. In this regard, the facts as set forth in the Initial Statement have changed in that the Company currently has no plans to complete the acquisition of Histogen, Inc. While the Company is reviewing potential acquisition targets, the Company has not entered into any binding or non-binding agreement with respect thereto. On November 18, 2013, the Company did acquire all of the equity interests of Canterbury/Hygeia and issued an aggregate of 115,011,563 to the stakeholders thereof. Accordingly, as of November 18, 2013, there are 537,327,815 shares of the Company’s Common Stock outstanding out of 1,000,000,000 as authorized after giving effect to the Canterbury/Hygeia acquisition. As set forth in the Amendment, the Company does plan to conduct one or more private placements to obtain funds for working capital for its operations and to extinguish outstanding debt. The Merger Agreement for Canterbury/Hygeia does allow for rescission by the equity holders of Canterbury/Hygeia if at least $7.5 million of gross proceeds is not raised by January 15, 2014. However, the authorization of the reverse split (and the additional securities available as a result thereof) is not being used in connection with or as a condition to the acquisition of Canterbury/Hygeia (as that has already occurred) or any other specific company.

Effects of the Reverse Stock Split, page 5

2. Please revise this section to discuss the potential anti-takeover effects of the reverse stock split.

COMPANY RESPONSE:

The Amendment now contains a section on the potential effects of the reverse split.

U.S. Federal Income Tax Consequences, page 7

3. Please revise the section title and disclosure to indicate that the disclosure is a summary of certain “material” U.S. federal income tax considerations.

Loan Lauren P. Nguyen
Special Counsel
U.S. Securities and Exchange Commission

November 25, 2013

COMPANY RESPONSE:

We have revised the disclosure to provide that it is a summary of certain material tax consequences.

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This will acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Stratus Media Group, Inc.

By: /s/ Jerold Rubinstein
Name: Jerold Rubinstein
Title: Chief Executive Officer